October 4, 2023

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance, Disclosure Review Program 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Kyle Wiley and Ms. Jennifer Gowetski
Re:    BeiGene, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 27, 2023
File No. 001-37686

Dear Mr. Kyle Wiley and Ms. Jennifer Gowetski:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K filed on February 27, 2023 (the “2022 Annual Report”), as set forth in your letter dated September 21, 2023 addressed to Mr. John V. Oyler, Chief Executive Officer of the Company (the “Comment Letter”). For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto. Capitalized terms used but not defined herein are defined in the 2022 Annual Report.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1.As noted in your response to prior comment 3, Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

RESPONSE: The Company acknowledges the Staff’s comment and confirms the following with respect to Item 9C(b)(2) through (b)(5) of Form 10-K:

(2)To the extent known by the Company, the Company is not aware of and has no reason to believe that any governmental entity in the foreign jurisdiction in which the Company is incorporated or otherwise organized owns shares of any capital stock of record of the Company. Furthermore, to the extent known by the Company, the Company is not aware of and has no reason to believe that any government entity in the foreign jurisdiction where its consolidated foreign operating entities are incorporated or otherwise organized owns shares of any capital stock of record of its consolidated foreign operating entities.

(3)The Company has determined that no governmental entity in China has a controlling financial interest in the Company or its consolidated foreign operating entities.

(4)To the extent known by the Company, the Company is not aware of and has no reason to believe that any official of the Chinese Communist Party is a board member of the Company or its consolidated foreign operating entities.

(5)The articles of incorporation of the Company, as amended, and those of its consolidated foreign operating entities, do not contain any wording received from any charter of the Chinese Communist Party.

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If you or any other member of the Staff have any questions with regard to the foregoing response, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact Edwin O’Connor at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Chan Lee
Chan Lee
Senior Vice President, General Counsel

Enclosures

cc:	Julia Wang, Chief Financial Officer, BeiGene, Ltd.
Edwin O’Connor, Goodwin Procter LLP
Folake Ayoola, Goodwin Procter LLP

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